Exhibit 99.(a)(7)

Press Release

FOR IMMEDIATE RELEASE

For More Information Contact:

Aberdeen Asset Management Inc.

Investor Relations

866-839-5205

InvestorRelations@aberdeen-asset.com

ABERDEEN CHILE FUND, INC. ANNOUNCES
FINAL RESULTS OF CASH TENDER OFFER

(Philadelphia, June 4, 2010) — Aberdeen Chile Fund, Inc. (NYSE: CH) (the “Fund”) announced today the final results of its cash tender offer for up to 2,542,026 shares of its common stock, representing approximately 25% of its outstanding shares.  The offer expired at 11:59 pm EDT, on Friday, May 28, 2010.

Based on information provided by Computershare Trust Company N.A., the depository for the tender offer, approximately 6,135,126 shares of common stock or 60.34% of the Fund’s outstanding stock were properly tendered, and the Fund has accepted, subject to adjustment for fractional shares and odd lots, 2,542,026 shares for cash payment at a price equal to $17.82, which represents 99% of the Fund’s net asset value per share (“NAV”) as of the close of regular trading on the NYSE AMEX on June 1, 2010.  Since the total number of shares tendered exceeds the number of shares the Fund offered to purchase, all tenders of shares are subject to proration (at a ratio of approximately .413880429) in accordance with terms of the tender offer.  Following the purchase of the properly tendered shares, the Fund will have approximately 7,626,079 outstanding shares.

The Fund is a closed-end equity fund. The Fund seeks total return, consisting of capital appreciation and income, by investing primarily in Chilean securities. Its shares are listed on the NYSE AMEX under the symbol ‘‘CH.’’

Investment in closed-end funds involves risks. Additional risks are associated with international investing, such as currency fluctuation, government regulations, economic changes and differences in liquidity, which may increase the volatility of your investment. Foreign security markets generally exhibit greater price volatility and are less liquid than the U.S. market. Additionally, the Fund focuses its investments in a certain geographical region, thereby increasing its vulnerability to developments in that region. All of these factors potentially subject the Fund’s shares to greater price volatility. The Fund’s NAV will fluctuate with the value of the underlying securities. Closed-end funds trade based on their market value, rather than NAV, and often trade at a discount to their NAV.

Aberdeen Asset Management Investment Services Limited is a registered investment adviser under the Investment Advisers Act of 1940.

The Fund’s daily NYSE AMEX closing price and NAV, as well as other information, including updated portfolio statistics and performance, are available at www.aberdeenCH.com or by calling the Fund’s Investor Services at 866-839-5205.

Statements made in this release that look forward in time involve risks and uncertainties and are forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such risks and uncertainties include, without limitation, the adverse effect from a decline in the securities markets or a decline in the Fund’s performance, a general downturn in the economy, competition from other companies, changes in government policy or regulation, inability to attract or retain key employees, inability to implement its operating strategy and/or acquisition strategy, and unforeseen costs and other effects related to legal proceedings or investigations of governmental and self-regulatory organizations.

Aberdeen Asset Management Inc. has prepared this report based on information sources believed to be accurate and reliable.  However, neither the Fund, Aberdeen Asset Management Investment Services Limited (the Investment Adviser), nor any other person guarantees their accuracy.  Investors should seek their own professional advice and should consider the investment objectives, risks, charges and expenses before acting on this information. Aberdeen is a U.S. registered service mark of Aberdeen Asset Management PLC.

About Aberdeen

Aberdeen Asset Management PLC was founded in 1983.  Together with its subsidiaries and affiliates, Aberdeen has over $259 billion in assets under management and 1,800 staff, across 31 offices in 24 countries. Aberdeen offers a range of investment vehicles to private and institutional U.S. investors, including mutual funds, closed-end funds and large separate accounts.

For more information about Aberdeen’s U.S. closed-end funds, please visit Aberdeen’s Closed-End Fund Investor Center at www.aberdeen-asset.us/cef.

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If you wish to receive this information electronically, please contact: InvestorRelations@aberdeen-asset.com